November 1, 2006

VIA EDGAR AND FACSIMILE (202-772-9202)

Mr. Michael Moran

Accounting Branch Chief

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, DC 20549

Re:	Hanover Direct, Inc.
Form 10-K for the year ended December 31, 2005
Form 10-Q for the quarter ended July 1, 2006
File No. 1-08056

Dear Mr. Moran:

This letter is in response to the October 16, 2006 supplemental comment letter issued by the Staff of the U.S. Securities and Exchange Commission.

The following is the Company’s response to the Staff’s comment included in the October 16, 2006 comment letter. For ease of the Staff’s review, we have included the comment preceding our response. All examples of future disclosures are based on information that would have been included in the 2005 Form 10-K. A courtesy copy of this letter has been forwarded to your attention via facsimile transmission at the number listed above.

Form 10-K for the Fiscal Year Ended December 31, 2005

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1. Background of Business and Summary of Significant Accounting Policies, page 40

Basis of Presentation, page 40

1. We have reviewed the supplemental financial information provided and your response to comment 7 of our letter dated August 28, 2006 regarding your compliance with the segment reporting requirements of SFAS 131. You have aggregated several smaller non-direct marketing operating segments, your pillow and comforter manufacturing business, the two discount retail store operations along with the business whereby you offer to third parties, end to end, fulfillment, logistics, telemarketing and information technology services

Mr. Michael Moran

U.S. Securities and Exchange Commission

business, whose operations by nature are different, and combined them with your direct marketing catalog and internet website retail operations into one reportable segment. The non-direct marketing operating segments that you have aggregated do not appear to have the same economic characteristics nor do they appear to share a majority of the aggregation criteria when compared to those of your direct marketing catalog and internet website retail operations, as required by paragraphs 17 through 19 of SFAS 131 and paragraph 6 of EITF 04-10. Accordingly, please revise your segment presentation to separately present in an “All Other” category the non-direct marketing retail operations, which do not qualify individually as reportable segments, in the manner discussed in paragraph 21 of SFAS 131. Please show us in your supplemental response what your revised disclosures will look like.

HDI Response:

The Company agrees with the Staff’s view that the services offered to third parties for end to end, fulfillment, logistics, telemarketing and information technology are operations by nature that are different than those of our direct marketing business. The Company will provide in the Notes to Consolidated Financial Statements the following additional disclosure in future filings:

We have one reportable segment, “Direct Marketing,” and “Other.” The Direct Marketing segment contains the following catalog and product categories: The Company Store, Company Kids, Domestications, Silhouettes, International Male, Undergear and Scandia website as well as the operations of our retail outlets. The “Other” activities represent business-to-business services which provide third parties end to end, fulfillment, logistics, telemarketing and information technology services. Included in Other’s income (loss) before income taxes is an allocation of certain fixed expenses for the fulfillment, logistics, telemarketing and information technology areas based on the ratio of business-to-business activities to those of the entire Company.

Amounts in thousands	2005	2004	2003
Net Revenues
Direct Marketing	$374,565	$339,692	$350,091
Other	32,877	20,834	20,005
Total Net Revenues	$407,442	$360,526	$370,096

Income (Loss) Before Income Taxes
Direct Marketing	$17,018	$10,442	$6,043
Other	118	(3,129)	(4,275)
Unallocated Interest (Expense)	(8,146)	(5,105)	(11,715)
Total Income (Loss) Before Income Taxes	$8,990	$2,208	($9,947)

Total Assets
Direct Marketing	$114,956	$126,305
Other	7,221	4,194

Mr. Michael Moran

U.S. Securities and Exchange Commission

Total Assets	$122,177	$130,499

HDI Additional Response:

With regard to the merchandise produced at the Company’s pillow and comforter manufacturing facility, this merchandise is principally sold through the Company’s direct marketing/catalog businesses (less than 2% of product produced is sold to third parties), and, accordingly, we view this manufacturing activity not as a separate segment but rather as another resource for merchandise acquisition for our core direct marketing business. With regard to the Company’s outlet retail stores, these three outlet stores are used to liquidate slow-moving and damaged merchandise that have been purchased by the catalog operations, and, accordingly, we view these retail stores not as a separate segment but rather as alternate venues in support of our core direct marketing business.

General

In response to the Staff’s request, we also acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 201-272-3412 if the Staff has any comments or questions on the foregoing.

Sincerely,

HANOVER DIRECT, INC.

By: /s/ John Swatek
John Swatek
Senior Vice President,
Chief Financial Officer & Treasurer

cc: Mr. Milwood Hobbs